Columbia Sportswear Company

December 2, 2011

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Tia L. Jenkins

Re:	Columbia Sportswear Company

Form 10-K for the year ended December 31, 2010

Filed March 11, 2011

File No. 000-23939

Dear Ms. Jenkins:

This letter is in response to your letter dated November 18, 2011 setting forth comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Columbia Sportswear Company’s Annual Report on Form 10-K for the year ended December 31, 2010. In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

Item 7. Management’s Discussion and Analysis of Financial Condition and results of Operations, page 27, Year Ended December 31, 2010 Compared to Year Ended December 31, 2009, page 30

1.	Please provide proposed disclosure, to be included in future filings, that addresses the factors that contributed to the significant changes in your licensing revenue line item for each year presented. In this regard, we note that your licensing income decreased 5% during 2010 but has consistently increased during each of the quarterly periods in 2011, with double digit increases in the second quarter of 2011.

We will include disclosure similar to the following in future filings to address the factors that contributed to the significant changes, if any, in our licensing revenue line item for each year presented:

Year Ended December 31, 2010 compared to Year Ended December 31, 2009: Net licensing income decreased $0.4 million, or 5%, to $8.0 million in 2010 from $8.4 million in 2009. The decrease in net licensing income was primarily due to decreased net licensing income in our socks category in the United States, as we began directly producing this formerly licensed category. The decrease in our U.S. licensing business was partially offset by increased apparel and footwear net licensing income in the LAAP region.

Year Ended December 31, 2011 compared to Year Ended December 31, 2010: Net licensing income increased (decreased) $X.X million, or X%, to $X.X million in 2011 from $8.0 million in 2010. The increase (decrease) in net licensing income was primarily due to increased (decreased) apparel and footwear licensing in the LAAP region, where one of our third party distributors is licensed to locally manufacture Columbia brand apparel and footwear for sale in local markets.

Liquidity and Capital Resources, page 36

2.	We note your disclosure in Note 10 on page 58 that no deferred taxes have been provided on the undistributed earnings of non-U.S. subsidiaries as such earnings are considered to be permanently invested. Please provide draft disclosure, to be included in future filings, that discusses the amount of cash and short term investments held by foreign subsidiaries that would be impacted by a repatriation of undistributed earnings from foreign subsidiaries. Please further include a statement, if true, that the company does not intend to repatriate the funds and discuss how your policy is reasonably likely to have a material effect on your funding requirements for domestic operations. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

We will expand our Liquidity and Capital Resources disclosures within MD&A in future annual filings, and quarterly filings if necessary, to include wording similar to the following:

At December 31, 2011, approximately XX% of our cash and short-term investments were held by our foreign subsidiaries where a repatriation of those funds to the U.S. would likely result in a significant tax cost to the Company. However, based on the capital and liquidity needs of our foreign operations, as well as the status of current tax law, it is our intent to permanently reinvest these funds outside the U.S. In addition, our U.S. operations do not require the repatriation of these funds to meet our currently projected liquidity needs.

Report of Independent Registered Public Accounting Firm, page 42

3.	We note the reports on this page and page 75 failed to include the electronic signatures required by 302(a) of Regulation S-T. Please confirm in your response that you have on file manually signed reports from your independent registered accounting firm for their audits of the financial statements and internal control over financial reporting as of December 31, 2010.

We confirm that we have on file manually signed reports from our independent registered accounting firm for their audits of the financial statements and internal control over financial reporting as of December 31, 2010. In future filings, we will include “/s/” to represent that we have received the manual signature on the reports from our independent registered accounting firm.

We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions regarding this letter, please contact me at (503) 985-4582.

Sincerely,

/s/ THOMAS B. CUSICK
Thomas B. Cusick
Senior Vice President, Chief Financial Officer and Treasurer Columbia Sportswear Company

2